Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANTS

Subsidiary	Jurisdiction of Formation
Resorts International Hotel and Casino, Inc.	Delaware
Resorts Finance Holdings, Inc.	Delaware
Resorts Real Estate Holdings, Inc.	New Jersey
Resorts International Hotel, Inc.	New Jersey
New Pier Operating Company, Inc.	New Jersey
Resorts Propco, Inc.	New Jersey